Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of KBR, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 (Registration No. 333-138850) of KBR, Inc., of our reports dated February 26, 2007, with respect to the consolidated balance sheets of KBR, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2006, and the related financial statement schedule (Schedule II), which reports appear in the December 31, 2006, Annual Report on Form 10-K of KBR, Inc. Our reports refer to a change in method of accounting for stock-based compensation plans as of January 1, 2006, and a change in method of accounting for defined benefit and other post retirement plans as of December 31, 2006.

/s/    KPMG LLP

Houston, Texas

February 26, 2007